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(212) 455-2579	JMENDEZ@STBLAW.COM

        August 14, 2017

VIA COURIER AND EDGAR

Re:	Despegar.com, Corp.
Amendment No. 3
Draft Registration Statement on Form F-1
Submitted July 31, 2017
CIK No. 0001703141

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dobbie:

On behalf of Despegar.com, Corp. (“Despegar”), we hereby provide on a confidential basis the following response to your comment letter, dated August 11, 2017, regarding Amendment No. 3 (“Amendment No. 3”) to the draft Registration Statement relating to the offering of Despegar’s ordinary shares. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by Despegar.

Expedia Transaction, page F-16

1.	We note from your response to prior comment 6 that the $125 million termination payment is accounted for as a repayment liability and it was recorded within cash flows from financing activities. Given the long-term nature of this obligation, please tell us if you considered imputing interest expense pursuant to ASC 835-30.

Securities and Exchange Commission	2	August 14, 2017
Despegar respectfully advises the Staff that the company had considered the guidance in ASC 835-30 in accounting for the Expedia transaction. Despegar has concluded that the repayment liability is not within the scope of ASC 835-30 in accordance with ASC 835-30-15-2 which notes that the guidance applies to payables that represent contractual obligations to pay money on “fixed or determinable” dates. The repayment liability under the Expedia Outsourcing Agreement is not repayable on a fixed or determinable date, but rather would be paid if certain minimum revenue thresholds are not achieved by the company and Expedia terminates the agreement, if Expedia terminates the agreement upon material breach by the company, or if and when Despegar ultimately terminates the agreement.

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Please do not hesitate to call Juan Francisco Méndez at 212-455-2579 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission
Kristen Shifflett
Melissa Raminpour
Julie Griffith

Despegar.com, Corp.
Damián Scokin
Michael Doyle
Juan Pablo Alvarado

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
Ward Breeze
Heidi E. Mayon
Brian C. Hutchings